

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

June 15, 2017

Via E-mail
Eve Ngan
Chief Executive Officer
Chase Card Funding LLC
201 North Walnut Street
Wilmington, Delaware 19801

      Re: **Chase Issuance Trust**
              Chase Card Funding LLC
              Registration Statement on Form SF-3
              Filed May 19, 2017
              File Nos. 333-218098; -01

Dear Ms. Ngan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form SF-3

General

1.   Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

2.   Please confirm that you will make all necessary revisions to your transaction documents to reflect any changes made throughout your prospectus in response to our comments.

3.   Please confirm that delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of notes under this form of prospectus. Refer to General Instruction I.B.1(e) of Form SF-3.

Summary—Use of Proceeds, page 3

4.   In several recently filed Rule 424(b)(2) prospectuses, you state that the proceeds from the sale of the offered notes, net of deposits to reserve accounts and issuance expenses, will be paid by the issuing entity to the depositor. However, there is no disclosure about what the depositor intends to do with these proceeds. Item 504 of Regulation S-K requires that the registrant "[s]tate the principal purposes for which the net proceeds to the registrant from the securities to be offered are intended to be used and the approximate amount intended to be used for each such purpose" and "[w]here registrant has no current specific plan for the proceeds, or a significant portion thereof, the registrant shall so state and discuss the principal reasons for the offering." Please revise your form of prospectus to include a placeholder to describe what the depositor intends to do with the proceeds of each offering of notes.

Asset Representations Reviewer, page 55

5.   Please revise your disclosure to state that, if the asset representations reviewer resigns, is removed or is substituted, such information will be provided to investors in a timely Form 10-D filing.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Benjamin Meeks, Special Counsel, at (202) 551-7146 or me at (202) 551-3674 if you have any questions.

Sincerely,

/s/ Michelle Stasny

Michelle Stasny
Special Counsel
Office of Structured Finance

cc: Angela M. Liuzzi, Esq.,
        JPMorgan Chase & Co.

        Andrew M. Faulkner, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP